SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nielsen Holdings plc
(Name of Issuer)

Ordinary shares, par value €0.07 per share
(Title of Class of Securities)

G6518L108
(CUSIP Number)

The WindAcre Partnership LLC

2200 Post Oak Blvd

Suite 1580

Houston, TX 77056

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6518L108	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,555,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,555,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,555,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G6518L108	Schedule 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,555,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,555,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,555,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Snehal Rajnikant Amin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,555,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,555,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,555,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6518L108	Schedule 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D filed by the undersigned on March 14, 2022 with respect to the Ordinary Shares of the Issuer (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 21, 2022 (“Amendment No. 1”), and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 30, 2022 (“Amendment No. 2,” together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 4 and 7, as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On March 30, 2022, the Reporting Persons filed Amendment No. 2 to disclose that they were evaluating potential courses of actions with respect to the Transaction.

After careful evaluation, the Reporting Persons have concluded that they oppose the Transaction and will take steps to attempt to block the Transaction. As more fully set forth in Item 4 of the Original Schedule 13D, such steps may include, but are not limited to, purchasing securities of the Issuer, voting against the Transaction, communicating with other shareholders or third parties, and proposing corporate resolutions.

In connection with the foregoing, the Reporting Persons have heard from unaffiliated market participants, whom they believe to be reliable, information shared by the private equity consortium sponsoring the Transaction (collectively, the “Consortium”) regarding the Consortium’s intentions with respect to the Transaction. Specifically, and consistent with the Issuer's press release announcing the Transaction and the terms set forth in the definitive agreement governing the Transaction, the Consortium has indicated to such market participants that it is preparing to, or is prepared to, proceed with a tender offer, if the Consortium believes or determines that the Reporting Persons may or will block the consummation of the Transaction by means of a scheme of arrangement. Further, the Reporting Persons believe, including in light of conversations with the aforementioned market participants, that, in the event that the Consortium is able to acquire a simple majority of the Ordinary Shares through such tender offer, the Consortium may attempt to voluntarily delist the Ordinary Shares from trading on the New York Stock Exchange (“NYSE”). In such case, the Reporting Persons would view the tender offer as being coercive. Therefore, on April 5, 2022, Master Fund submitted to the Issuer the requisition notice attached hereto as Exhibit C, aimed at restricting the ability of a controlling shareholder to cause the delisting of the Ordinary Shares from trading on the NYSE (the “Special Resolution”). The foregoing summary of the Special Resolution is not complete and is qualified in its entirety by reference to the full text of the Special Resolution, which is attached as Exhibit C hereto and is incorporated herein by reference.

Item 7.	EXHIBIT

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit C	Special Resolution

CUSIP No. G6518L108	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 6, 2022

the windacre partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

the windacre partnership master fund Lp

By: The WindAcre Partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

/s/ Snehal Amin
SNEHAL AMIN